Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

31st December 2002

03003088

SUPPL

03 JAN 13 AM 11:38

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")

We attach for your information a copy of a notification dated 31st December 2002 in respect of HKLH which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

encl.

S:\Win\Director\Appointment\Richard Lee.doc

RNS The company news service from the London Stock Exchange

Close

Full Text Announcement

‹ Back Next › Other Announcements from this Company ▾ Send to a Friend

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Directorate Change
Released	09:16 31 Dec 2002
Number	6700F

HONGKONG LAND HOLDINGS LIMITED (the "Company")

On behalf of the Company, we wish to advise that Dr Richard Lee has been appointed as a Director of the Company with effect from 1st January 2003.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

31st December 2002

www.hkland.com

END

Close

‹ Back Next ›

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

SUPPL

03 JAN 13 AM 11:38

31st December 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited

We enclose for your information a copy of a press release issued on 31st December 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

S:\Win\PR-Announcement\PRelease\HKLH-corrs.doc\10

Hongkong Land Holdings Limited

NEWS RELEASE

To: Business Editor | For immediate release

BOARD APPOINTMENT AT HONGKONG LAND

31st December 2002 – Hongkong Land Holdings Limited today announced that Dr Richard Lee has been appointed a non-executive Director of the Company with effect from 1st January 2003.

Dr Richard Lee is Chairman of TAL Apparel and his principal business interests are in the manufacturing of textiles and apparel in Southeast Asia. He is currently a director of Mandarin Oriental and of Group holding company, Jardine Matheson Holdings.

Hongkong Land is a leading property and infrastructure investment, management and development group. The Group owns and manages some five million sq. ft of prime office and retail space in the heart of Hong Kong's Central business district. It is active primarily in the Hong Kong SAR, Mainland China and Singapore, and has a portfolio of property and infrastructure interests in other Asian cities. Hongkong Land has its primary share listing in London and the shares are also listed in Singapore and Bermuda. The Company is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Hongkong Land Limited (852) 2843 8227
Neil M McNamara

Golin/Harris Forrest (852) 2501 7963
C T Hew

This and other Group announcements can be accessed through the Internet at "www.hkland.com".